
JACK DANIEL'S
10 YEARS OLD
TENNESSEE WHISKEY
DISTILLED AND BOTTLED BY
JACK DANIEL DISTILLERY
LYNCHBURG, TENNESSEE, USA
48.5% ALC/VOL. 97 PROOF
D-IN-BOND

N B F X

Carter Henry's LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.00%
Target Raise Amount: $300,000
Offering End Date: January 23, 2023

Repayment Period: 5 years (60 months)
Minimum Raise Amount: $50,000

Company Details:

Name: Carter Henry's LLC
Founded: November 3, 2020
Address: 101 North Water Street
Silverton, OR 97381

Industry: Full-Service Restaurants
Employees: 21
Website: https://carterhenrys.com/

Use of Funds Allocation:

If the maximum raise is met:

$100,000 (33.33%) – of the proceeds will go towards equipment
$100,000 (33.33%) – of the proceeds will go towards leasehold improvements
$68,000 (22.67%) – of the proceeds will go towards furniture
$21,500 (7.17%) – of the proceeds will go towards hiring
$10,500 (3.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 908 Followers

SMBX



Business Metrics:

	FY21	YTD 9/30/2022
Total Assets	$294,473	$242,926
Cash & Cash Equivalents	$15,275	$13,500
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$263,175	$243,375
Revenue	$165,593	$691,372
Cost of Goods Sold	$23,070	$236,045
Taxes	$0	$0
Net Income	$28,091	$43,171

Recognition:

Carter Henry's LLC (DBA The Noble Fox) is a restaurant & bar located in historic downtown Silverton, Oregon. The Noble Fox is a vintage inspired, upscale pub featuring handcrafted classic cocktails, an impressive whiskey selection and a carefully procured wine list.

About:

Carter Henry's LLC (DBA The Noble Fox) was incorporated in 2020, however it began operating in late 2021. It has received awards such as Best Silverton Restaurant (Gold) and Best New Restaurant (Gold). Jeramie Mykisen was previously the beverage director for McMenamins and the author of the recipe book, Quintessential Cocktails.

For more information, contact our Customer Support Team at support@thesmbx.com

